UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549

____________

FORM 11-K
____________

[X]	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2021

OR

[ ]	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
EXCHANGE ACT OF 1934

For the transition period from ________________ to __________________

Commission file number 001-00368

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

CHEVRON EMPLOYEE SAVINGS INVESTMENT PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Chevron Corporation
6001 Bollinger Canyon Road
San Ramon, CA 94583
____________

PN:001

CHEVRON
EMPLOYEE SAVINGS INVESTMENT PLAN

FINANCIAL STATEMENTS
AND SUPPLEMENTAL SCHEDULE

TOGETHER WITH REPORT OF INDEPENDENT
REGISTERED PUBLIC ACCOUNTING FIRM

DECEMBER 31, 2021 AND 2020

CHEVRON EMPLOYEE SAVINGS INVESTMENT PLAN

TABLE OF CONTENTS

PAGE
Report of Independent Registered Public Accounting Firm	1
Financial Statements:
Statements of Net Assets Available for Benefits as of December 31, 2021 and 2020	2
Statement of Changes in Net Assets Available for Benefits for the Year Ended December 31, 2021	3
Notes to Financial Statements	4 - 13
Supplemental Schedule:

Schedule of Assets (Held at End of Year)	14 - 21
Exhibits	22
Signature	23
Exhibit 23.1 - Consent of Grant Thornton LLP

i

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Plan Administrator and Plan Participants
Chevron Employee Savings Investment Plan
Opinion on the financial statements
We have audited the accompanying statements of net assets available for benefits of Chevron Employee Savings Investment Plan (the “Plan”) as of December 31, 2021 and 2020, the related statement of changes in net assets available for benefits for the year ended December 31, 2021, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2021 and 2020, and the changes in net assets available for benefits for the year ended December 31, 2021 in conformity with accounting principles generally accepted in the United States of America.
Basis for opinion
These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.
Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.
Supplemental information
The supplemental information in the accompanying schedule, Schedule H, Line 4(i) - Schedule of Assets (Held at End of Year) as of December 31, 2021 (“supplemental information”) has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ GRANT THORNTON LLP
We have served as the Plan’s auditor since 2021.
Bellevue, Washington
June 22, 2022

CHEVRON EMPLOYEE SAVINGS INVESTMENT PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 2021 AND 2020
(thousands of dollars)

	2021	2020

Assets

Investments - at fair value:
Chevron Corporation common stock	$5,355,945	$4,419,362
Registered investment companies	3,605,517	4,094,473
Fidelity BrokerageLink	382,265	365,368
Collective investment funds	9,581,896	7,963,576
Separate Account	409,169	423,409
Total investments	19,334,792	17,266,188

Due from brokers	602	248
Notes receivable from participants	110,668	106,453

Total assets	19,446,062	17,372,889

Liabilities	—	—

Net assets available for benefits	$19,446,062	$17,372,889
The accompanying notes are an integral part of these financial statements.

CHEVRON EMPLOYEE SAVINGS INVESTMENT PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
YEAR ENDED DECEMBER 31, 2021
(thousands of dollars)

Additions

Contributions:
Employer contributions	$247,808
Participant contributions	320,570
Participant rollovers	252,370
Total contributions	820,748

Investment income
Net change in fair value of investments	3,313,180
Dividends	392,903
Interest	11,071
Total investment income	3,717,154

Interest on notes receivable from participants	4,156

Total additions	4,542,058

Deductions

Distribution to participants	2,999,081
Administrative fees	4,326
Total deductions	3,003,407

Transfers

Transfer from Noble Energy Inc.	534,522
Employees' Savings Plan

Net Increase	2,073,173

Net assets available for benefits:
Beginning of year	17,372,889

End of year	$19,446,062
The accompanying notes are an integral part of these financial statements.

CHEVRON EMPLOYEE SAVINGS INVESTMENT PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2021 AND 2020

NOTE 1 - Description of the Plan

The following description of the Chevron Employee Savings Investment Plan (ESIP or the Plan) provides only general information. Participants should refer to the Plan document or Summary Plan Description for a more complete description of the Plan’s provisions.

The Plan is a defined contribution plan that is intended to be a qualified profit-sharing plan under section 401(a) of the Internal Revenue Code (the Code), a qualified cash or deferred arrangement under section 401(k) of the Code, and, effective December 1, 1989, to include a leveraged Employee Stock Ownership Plan (ESOP) qualified under section 4975(e)(7) of the Code.

Plan Sponsor/Administrator. Chevron Corporation (the Corporation) is the Plan Sponsor and the Plan Administrator of the ESIP. It has the authority to appoint one or more trustees to hold the assets of the Plan and to appoint a recordkeeper. In its capacity as fiduciary, the Corporation makes such rules, regulations and computations and takes whatever action is necessary to administer the Plan in accordance with provisions of the Code and the Employee Retirement Income Security Act of 1974 (ERISA), as amended.

Eligibility. Employees of the Corporation and each other participating company (Company) or employees who are represented by a labor organization that has bargained for and agreed to participation in the Plan are eligible to join the Plan if they are on the U.S. payroll.

Contributions. Participants may contribute up to 75 percent of regular pay as combined basic (1 or 2 percent) and supplemental (up to 73 percent) contributions. For 2021, the maximum contribution amount on a before-tax and Roth 401(k) basis was the annual Code limit of $19,500 for participants under age 50 and $26,000 for participants age 50 and up. The Plan has a fixed match feature. The Company will match 4 percent of regular pay to participants making basic contributions of 1 percent to the Plan or 8 percent of regular pay to participants making basic contributions of 2 percent to the Plan. Both participant and company match contributions to the Plan ceased when a participant reached regular pay of $290,000 for the year 2021.

The Company matching contribution is made in cash and distributed according to the participants’ current payroll deduction distribution elections. Participants may elect to receive dividends on shares in their Chevron Stock and Chevron ESOP accounts as a taxable distribution or reinvest the dividends into their Chevron Stock account.

Vesting. Employees are always fully vested in all contributions to their accounts, as well as the investment income earned from all contributions to the Plan.

CHEVRON EMPLOYEE SAVINGS INVESTMENT PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2021 AND 2020

NOTE 1 - Description of the Plan (Continued)

Participant Accounts. Contributions are invested in various investment options offered within the Plan. Employee contributions are comprised of basic and supplemental contributions and rollover contributions from other qualified retirement plans or from a rollover IRA, on a pre-tax, after-tax, or Roth 401(k) basis.

Trustee. Fidelity Management Trust Company and Fidelity Workplace Services, LLC are the Plan’s trustee and the recordkeeper, respectively (collectively referred herein as Fidelity). Fidelity also performs the custodial and administrator functions for the Dodge & Cox Income Separate Account (Separate Account). The trustee has the authority to manage the assets of the Plan in accordance with the terms of the service agreements.

Notes Receivable from Participants. The Plan loan provision allows participants to borrow funds from their Plan account, subject to certain restrictions and limitations. Participants may borrow up to the lesser of $50,000 or 50% of their total account balance or the value of the account(s) used to fund the loan. The minimum loan is $1,000. The minimum term for repayment of any loan is 6 months and the maximum term is 5 years. However, the maximum term for repayment of a loan to purchase the participant’s principal residence is 25 years. Loans bear a reasonable fixed rate of interest. Interest rates charged during 2021 and 2020 ranged from 2.23% to 9.50%. Most loan repayments are made through payroll deductions and the principal and interest paid by the participants are reinvested in the participants’ accounts. Notes receivable from participants totaled $110,668,850 and $106,453,463 as of December 31, 2021 and 2020, respectively.

Plan Termination. The Corporation expects to continue the ESIP indefinitely but has the authority to amend or terminate the ESIP at any time. In the event of a plan termination, the trust fund shall continue until any previously unallocated assets of the Plan are allocated to accounts and distributed to participants or beneficiaries in accordance with applicable law and pursuant to written rules and procedures adopted by the Corporation prior to such termination. In addition, upon plan termination, neither the Corporation nor any other person shall have a liability or obligation to provide additional benefits. Participants or beneficiaries shall obtain benefits solely from the trust fund.

Benefit Payment / Distribution. At the request of the participant, distributions can be received in installment payments, partial distribution, or single lump-sum payment, after termination of employment. While employed, a participant may make withdrawals from his or her employer or employee contribution accounts (as allowed under IRS regulations) subject to certain restrictions described in the Plan. Certain restrictions associated with withdrawals may be waived in the event a participant demonstrates a financial hardship. The Plan requires automatic cash outs of account balances less than $1,000 upon termination of employment. Benefit payments to participants are recorded when paid. Benefit payments to participants are recorded when paid.

CHEVRON EMPLOYEE SAVINGS INVESTMENT PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2021 AND 2020

NOTE 1 - Description of the Plan (Continued)

Plan Expenses. In accordance with the Department of Labor’s (DOL) rules under ERISA section 408(b)(2), total all-in fees are disclosed by the service provider. In accordance with these DOL rules, recordkeeping and trustee fees are unbundled and paid by the participants. Other administrative expenses relating to the Plan, including audit fees and participant education retirement services are paid by the Plan to the extent Plan forfeiture funds or Interest Credit Account funds are sufficient. If not, such fees are paid by the Corporation. Certain Chevron employee labor and administrative costs for Plan-related services are being reimbursed to the Corporation by the Plan.

Diversification. Each participant is permitted to direct any contributions made to their account to be invested in investment options available under the Plan. Participants are not subject to any restriction, holding periods or otherwise, when moving assets.

Put Option. For so long as the Company’s shares are readily tradable on an established market, the Company shall not be required to provide the Participant or Beneficiary with an option to put the shares to the Company, in accordance with Section 409(h) of the Code.

CARES Act. Chevron implemented certain benefit plan provisions of the March 2020 Coronavirus Aid, Relief, and Economic Security Act (CARES). The CARES Act included funding relief for defined benefit plan sponsors, distribution and plan loan changes for participants and beneficiaries of defined contribution plans, and delay of minimum required distributions otherwise required in 2020. Although many of the CARES Act provisions expired December 30, 2020, the Consolidated Appropriations Act of 2021 (“CAA”) extended the relief for in-service qualified disaster distributions and increased plan loan limits of up to $100,000 through June 25, 2021. All 50 states and the District of Columbia were designated federally qualified disaster areas through June 25, 2021.

Chevron implemented provisions of the CARES Act that affect the ESIP.

•Added an in-service withdrawal option for “coronavirus-related distributions” of up to $100,000. Participants may repay all or a portion of distributions within three years, and repayments will not count towards annual contribution limits. Distributions under this option will not have tax withheld, and for those under 59 ½, will not be subject to a 10% early withdrawal penalty. Similar relief through June 25, 2021 by CAA for qualified disaster distributions.

•Increased limits on plan loans to $100,000 (from $50,000); or 100% (from 50%) of the present value of the participant’s vested benefit, during the 180-day period from 3/27/2020 – 9/23/2020. Similar relief for increased loan amount limits for individuals experiencing economic loss through June 25, 2021 by CAA.

CHEVRON EMPLOYEE SAVINGS INVESTMENT PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2021 AND 2020

NOTE 1 - Description of the Plan (Continued)

Plan Merger. Effective October 1, 2021, the Noble Energy, Inc. Employees Savings Plan (Noble Plan) merged into the Plan. Total investments of $529,266,672 and notes receivable from participants of $5,255,701 were transferred within Fidelity from the Noble Energy Plan trust to this Plan’s trust, as of October 1, 2021.

NOTE 2 - Summary of Significant Accounting Policies

The following are the significant accounting policies followed by the Plan:

Basis of Accounting. The financial statements of the ESIP are presented on the accrual basis of accounting.

Investment Valuation and Income Recognition. Investments are reported at fair value, which is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Investments in the core and supplemental options are valued on each business day on which the New York Stock Exchange is open for trading to reflect contributions, distributions, income, expenses, gains and losses. The difference between cost and market value represents unrealized appreciation or depreciation as of the reporting date. The valuation of the underlying securities in Fidelity Brokerage Link are determined by Fidelity Brokerage Service daily.

Net appreciation (depreciation) in fair value of investments includes realized gains (losses) and unrealized appreciation (depreciation).

Realized gains (losses) on investments are based on sales proceeds less average cost. Sales and purchases between participants are included in realized gains (losses). Security purchases and sales are recorded as of the trade date for such transactions.

Dividend income earned on investments held and interest income earned on funds pending investment are recorded on an accrual basis.

Notes Receivable from Participants. Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Delinquent notes receivable from participants are reclassified as distributions based upon the terms of the Plan rules. There was no allowance for credit losses recorded in 2021 or 2020.

CHEVRON EMPLOYEE SAVINGS INVESTMENT PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2021 AND 2020

NOTE 2 - Summary of Significant Accounting Policies (Continued)

Use of Estimates. The preparation of financial statements in conformity with U.S. generally accepted accounting principles (GAAP) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 3 - Fair Value Measurements

The framework for measuring fair value provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurements) and the lowest priority to unobservable inputs (level 3 measurements). The three levels of the fair value hierarchy are described below:

Level 1:    Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

Level 2:    Inputs to the valuation methodology include:
•    Quoted prices for similar assets or liabilities in active markets;
•    Quoted prices for identical or similar assets or liabilities in inactive markets;
•    Inputs other than quoted prices that are observable for the asset or liability; and
•    Inputs that are derived principally from or corroborated by observable market data by correlation or other means.

Level 3: Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset’s or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used must maximize the use of observable inputs and minimize the use of unobservable inputs.

CHEVRON EMPLOYEE SAVINGS INVESTMENT PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2021 AND 2020

NOTE 3 - Fair Value Measurements (Continued)

Following is a description of the valuation methodologies used for assets and liabilities measured at fair value. There have been no changes in the methodologies used at December 31, 2021 and 2020.

•Common stocks are valued at the closing price reported on the active market on which the individual securities are traded.
•Preferred stock held in a separate account fund are derived from both dealer-supplied valuations and pricing models at year-end.
•Shares of registered investment companies are valued at the closing price reported on the active market on which the individual securities are traded.
•Corporate bonds held in a separate account fund are derived from both dealer-supplied valuations and pricing models at year-end.
•Collective investment funds are stated at fair value as determined by the issuers based on the unit values of the funds. Unit values are determined by dividing the fund's net assets, which represents the unadjusted prices in active markets of the underlying investments, by the number of units outstanding at the valuation date.
•Mortgage-backed securities held in a separate account fund are valued on the basis of their future principal and interest payments discounted at prevailing interest rates for similar investments.
•U.S. government securities held in a separate account fund are derived from both dealer supplied valuations and pricing models at year-end.
•Asset-backed securities are priced based on a compilation of primarily observable market information.
•Cash equivalents are valued at cost, which approximates fair value.
•Investments in Fidelity BrokerageLink hold shares of registered investment companies and are valued at the closing price reported on the active market on which the individual securities are traded.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following tables set forth by level, within the fair value hierarchy, the Plan’s investments at fair value as of December 31, 2021 and 2020:

CHEVRON EMPLOYEE SAVINGS INVESTMENT PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2021 AND 2020

NOTE 3 - Fair Value Measurements (Continued)

	Investments at Fair Value (in thousands) as of December 31, 2021
	Level 1	Level 2	Level 3	Total

Common stocks	$5,355,945	$—	$—	$5,355,945
Registered investment companies	3,605,517	—	—	3,605,517
Fidelity BrokerageLink	382,265	—	—	382,265
Collective investment funds	—	9,581,896	—	9,581,896
Separate Account:
Preferred stock	—	4,497	—	4,497
Corporate bonds	—	144,136	—	144,136
Mortgages	—	145,429	—	145,429
U.S. government securities	—	87,197	—	87,197
Asset-backed securities	—	19,962	—	19,962
Cash equivalents	—	24,624	—	24,624
Unsettled sales	—	25,992	—	25,992
Unsettled purchases	—	(42,668)	—	(42,668)
Total investments, at fair value	$9,343,727	$9,991,065	$—	$19,334,792

	Investments at Fair Value (in thousands) as of December 31, 2020
	Level 1	Level 2	Level 3	Total

Common stocks	$4,419,362	$—	$—	$4,419,362
Registered investment companies	4,094,473	—	—	4,094,473
Fidelity BrokerageLink	365,368	—	—	365,368
Collective investment funds	—	7,963,576	—	7,963,576
Separate Account:
Preferred stock	—	4,414	—	4,414
Corporate bonds	—	148,869	—	148,869
Mortgages	—	152,394	—	152,394
U.S. government securities	—	40,267	—	40,267
Asset-backed securities	—	20,901	—	20,901
Cash equivalents	—	33,487	—	33,487
Unsettled sales	—	79,408	—	79,408
Unsettled purchases	—	(56,331)	—	(56,331)
Total investments, at fair value	$8,879,203	$8,386,985	$—	$17,266,188

CHEVRON EMPLOYEE SAVINGS INVESTMENT PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2021 AND 2020

NOTE 4 - Investments

At December 31, 2021 and 2020, the following broad range of investment options were available to participants:

Core Funds

Fund Name	Fund Type
Chevron Leveraged ESOP	Company Stock
Chevron Stock	Company Stock
Vanguard Federal Money Market Fund	Money Market
Vanguard Institutional Total Bond Market Index Trust	Fixed Income
Vanguard Short-Term Bond Index Fund	Fixed Income
Vanguard Institutional 500 Index Trust	Large-Cap Stock
Vanguard Institutional Extended Market Trust	Small & Mid-Cap Growth Stock
Vanguard Developed Markets Index Fund*	International Stock
Vanguard Developed Markets Index Trust**	International Stock
Vanguard REIT Index Fund	Real Estate
Vanguard Emerging Markets Stock Index Fund	International Stock
SSgA US Inflations Protected Bond Fund	Fixed Income
* Fund no longer offered for investment effective December 7, 2021.
** Fund available for investment effective December 8, 2021.

Target Date Retirement Funds

Fund Name	Fund Type
Vanguard Target Retirement Income Trust Select	Balanced
Vanguard Target Retirement 2015 Trust Select	Balanced
Vanguard Target Retirement 2020 Trust Select	Balanced
Vanguard Target Retirement 2025 Trust Select	Balanced
Vanguard Target Retirement 2030 Trust Select	Balanced
Vanguard Target Retirement 2035 Trust Select	Balanced
Vanguard Target Retirement 2040 Trust Select	Balanced
Vanguard Target Retirement 2045 Trust Select	Balanced
Vanguard Target Retirement 2050 Trust Select	Balanced
Vanguard Target Retirement 2055 Trust Select	Balanced
Vanguard Target Retirement 2060 Trust Select	Balanced
Vanguard Target Retirement 2065 Trust Select	Balanced

CHEVRON EMPLOYEE SAVINGS INVESTMENT PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2021 AND 2020

NOTE 4 - Investments (Continued)

Supplemental Funds

Fund Name	Fund Type
Dodge & Cox Income Separate Account	Fixed Income
Vanguard PRIMECAP Fund	Large-Cap Growth Stock
Vanguard Value Index Fund	Large-Cap Value Stock
Capital Group EuroPacific Growth Trust	International Stock

Fidelity BrokerageLink

Through the Fidelity Brokerage Services, LLC, a participant may choose from approximately 10,000 mutual funds from Fidelity and other companies, and Exchange-Traded Funds that are not included in the core or supplemental investment funds. There is no annual fee charged to participants who use this option. Within each fund offered in the Fidelity BrokerageLink, additional fees may be charged, either accrued within a fund’s pooled price or charged directly on deposits or withdrawals depending upon the investment.

NOTE 5 - Income Taxes

The Plan received a determination letter dated October 23, 2013 from the Internal Revenue Service (IRS) stating that the Plan is qualified with the applicable requirements of the Code. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. Subsequent to this issuance of the determination letter, the Plan was restated and amended. The Corporation believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan, as restated and amended, is qualified and the related trust is tax exempt.

The Corporation has reviewed the Plan’s administrative procedures and is of the opinion that they are in accordance with technical compliance requirements of ERISA.

U.S. GAAP requires Plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain tax position that would not meet the more likely than not standard and be-sustained upon examination by the IRS.

The Plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2021 and December 31, 2020, there are no uncertain tax positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions. The Plan administrator believes it is no longer subject to income tax examinations for years prior to 2018.

CHEVRON EMPLOYEE SAVINGS INVESTMENT PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2021 AND 2020

NOTE 6 - Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes, both positive and negative, in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statement of net assets available for benefits.

During 2021, the global outbreak of the Coronavirus (COVID-19), which was declared a pandemic by the World Health Organization in March of 2020, continued to cause indirectly significant volatility in financial markets. The ultimate impact of COVID-19 on the Plan, which may be material, is uncertain and will depend on future developments, including the duration of the pandemic and the pace of economic recovery

NOTE 7 - Related Party Transactions

Plan investments include a Separate Account managed by Fidelity and shares of common stock of the Corporation. Transactions with Fidelity, as the trustee and recordkeeper and the Corporation as the Plan Sponsor and Plan Administrator, qualify as party-in-interest transactions. Certain internal and external administrative costs are reimbursed by the Plan to Chevron. In 2021, $150,654 was reimbursed.

As of June 21, 2022, the price of the Corporation's common stock was $154.59 per share which represents a 32% increase from the price of the common stock of $117.35 per share at year-end 2021.

NOTE 8 - Subsequent Events

The Plan has evaluated subsequent events through June 22, 2022, the date the financial statements were available to be issued. Due to the international conflict in the Ukraine, there has been increased volatility in overall financial markets including Chevron stock.

CHEVRON EMPLOYEE SAVINGS INVESTMENT PLAN
EIN 94-0890210 PLAN NO. 001
SCHEDULE H - PART IV, LINE 4(i) - SCHEDULE OF ASSETS HELD
DECEMBER 31, 2021
(thousands of dollars)

(a)	(b)	(c)		(d)	(e)
Description of Investment Including
	Identity of Issue, Borrower,	Maturity Date, Rate of Interest,	Number of
	Lessor, or Similar Party	Collateral, or Maturity Value	Shares / Units	Cost ^	Current Value

	COMMON STOCK
*	Chevron Corporation	Common Stock	45,640,519	$3,454,468	$5,355,945

	TOTAL COMMON STOCK			3,454,468	5,355,945

	REGISTERED INVESTMENT COMPANIES
	Vanguard PRIMECAP Fund		8,278,616		1,402,811
	Vanguard Federal Money Market Fund		896,371,191		896,371
	Vanguard Developed Markets Index Fund		—		—
	Vanguard Short-Term Bond Fund Index		17,763,800		188,474
	Vanguard REIT Index Fund		6,464,830		164,401
	Vanguard Emerging Market Stock Index Fund		2,298,210		238,347
	Vanguard Value Index Fund		12,464,935		715,113

	TOTAL REGISTERED INVESTMENT COMPANIES				3,605,517

*	FIDELITY BROKERAGELINK				382,265

	COLLECTIVE INVESTMENT FUNDS
	Capital Group EuropPacific Growth Trust		22,637,352		311,264
	Vanguard Developed Market Index Trust (New in 2021)		7,439,768		752,607
	Vanguard Institutional 500 Index Trust		14,238,491		3,760,243
	Vanguard Institutional Total Bond Market Index Trust		6,528,299		757,870
	Vanguard Institutional Extended Market Trust		6,531,590		1,598,019
	Vanguard Target Date Retirement Trust Select		1,620,751		70,713
	Vanguard Target Date Retirement Trust 2015 Select		1,905,062		86,166
	Vanguard Target Date Retirement Trust 2020 Select		5,043,506		245,367
	Vanguard Target Date Retirement Trust 2025 Select		7,657,900		391,702
	Vanguard Target Date Retirement Trust 2030 Select		5,744,427		304,627
	Vanguard Target Date Retirement Trust 2035 Select		5,029,054		276,347
	Vanguard Target Date Retirement Trust 2040 Select		4,445,595		252,465
	Vanguard Target Date Retirement Trust 2045 Select		4,398,352		257,304
	Vanguard Target Date Retirement Trust 2050 Select		3,462,296		203,237
	Vanguard Target Date Retirement Trust 2055 Select		1,856,484		108,883
	Vanguard Target Date Retirement Trust 2060 Select		895,793		52,601
	Vanguard Target Date Retirement Trust 2065 Select		540,730		19,077
	SSgA Inflation Prot Bond Index		7,730,456		133,404

	TOTAL COLLECTIVE INVESTMENT FUNDS				9,581,896

	SEPARATE ACCOUNT
	Preferred Stock
	Citigroup	Capital XIII Preferred Stock 7.875%	161,450		4,497

	Corporate Debt
	AT&T INC	4.5% 03/09/2048	1,989,000		2,319
	AT&T INC	STEP 11/15/2031	821,000		1,203
	AT&T INC	3.5% 09/15/2053	494,000		498
	AT&T INC	3.55% 09/15/2055	560,000		562
	AT&T INC	3.65% 09/15/2059	385,000		389
	ABBVIE INC	4.05% 11/21/2039	825,000		947
	ANHEUSER BUSCH INBEV WORLD INC	5.55% 01/23/2049	450,000		623
	ANHEUSER BUSCH INBEV WORLD INC	4.6% 06/01/2060	200,000		248
	BAT CAPITAL CORP	2.259% 03/25/2028	325,000		317
	BAT CAPITAL CORP	2.726% 03/25/2031	925,000		898
	BAT CAPITAL CORP	3.734% 09/25/2040	125,000		120
	BAT CAPITAL CORP	3.984% 09/25/2050	200,000		192
	BNP PARIBAS	4.375% 05/12/2026 144A	2,000,000		2,175
	BURLINGTON NO SF	5.72% 1/15/24	54,322		56

CHEVRON EMPLOYEE SAVINGS INVESTMENT PLAN
EIN 94-0890210 PLAN NO. 001
SCHEDULE H - PART IV, LINE 4(i) - SCHEDULE OF ASSETS HELD
DECEMBER 31, 2021
(thousands of dollars)

(a)	(b)	(c)		(d)	(e)
Description of Investment Including
	Identity of Issue, Borrower,	Maturity Date, Rate of Interest,	Number of
	Lessor, or Similar Party	Collateral, or Maturity Value	Shares / Units	Cost ^	Current Value

BNP PARIBAS	4.25% 10/15/2024	1,600,000	1,726
BNP PARIBAS	4.375% 09/28/2025 144A	1300000	1408
BNP PARIBAS	4.625% 03/13/2027 144A	200,000	222
BANK OF AMERICA CORPORATION	4.2% 08/26/2024	400,000	429
BANK OF AMERICA CORPORATION	4.25% 10/22/2026	2,025,000	2,234
BANK OF AMERICA CORPORATION	3.004%/VAR 12/20/2023	505,000	515
BANK OF AMERICA CORPORATION	2.496/VAR 02/13/2031	500,000	501
JPMORGAN CHASE & CO	8.75% 09/01/2030	450,000	679
BARCLAYS PLC (UNGTD)	4.375% 09/11/2024	525,000	561
BARCLAYS PLC (UNGTD)	4.836% 05/09/2028	1,125,000	1,239
BAYER US FIN II LLC	4.25% 12/15/2025 144A	700,000	757
BAYER US FIN II LLC	4.375% 12/15/2028 144A	1,100,000	1,229
BOSTON PPTYS LTD PARTNERSHIP	3.65% 02/01/2026	2,275,000	2,437
CCO HLDGS LLC/CAP CORP	4.5% 06/01/2033 144A	925,000	944
CCO HLDGS LLC/CAP CORP	4.25% 01/15/2034 144A	750,000	738
CIGNA CORP	3.75% 07/15/2023	215,000	224
CIGNA CORP	4.125% 11/15/2025	425,000	465
CIGNA CORP	7.875% 05/15/2027	234,000	302
CSX TRANSN INC	6.251% 01/15/2023	88,300	93
CVS HEALTH CORP	4.78% 03/25/2038	525,000	639
CVS HEALTH CORP	5.05% 03/25/2048	775,000	1,013
CVS HEALTH CORP	3.75% 04/01/2030	275,000	301
CAPITAL ONE FINANCIAL CORP	4.2% 10/29/2025	775,000	844
CAPITAL ONE FINANCIAL CORP	3.9% 01/29/2024	775,000	816
CEMEX SAB DE CV	7.375% 06/05/2027 144A	2,500,000	2,753
CEMEX SAB DE CV	5.2% 09/17/2030 144A	925,000	992
CHARTER COMMUNICATIONS OPERATING LLC / CHARTER COM		3,905,000	5,333
CHARTER COMMUNICATIONS OPERATING LLC / CHARTER COM		950,000	1,185
COCA COLA CO	1.65% 06/01/2030	950,000	917
COX COMMUNICATIONS INC	3.35% 09/15/2026 144A	775,000	823
COX COMMUNICATIONS INC	3.5% 08/15/2027 144A	1,500,000	1,611
DELL INTL/EMC CORP	6.02% 06/15/2026	475,000	549
DILLARDS INC	7.75% 07/15/2026	210,000	250
DILLARDS INC	7.75% 05/15/2027	125,000	148
DILLARDS INC	7% 12/01/2028	280,000	327
DOMINION RESOURCE INC	5.75/VAR 10/01/2054	2,075,000	2,214
DOW CHEMICAL CO	9.4% 05/15/2039	985,000	1,765
ELANCO ANIMAL HEALTH INC	VAR 08/28/2023	250,000	266
ELANCO ANIMAL HEALTH INC	VAR 08/28/2028	575,000	667
ENEL FINANCE INTL NV	6.8% 09/15/2037 144A	875,000	1,245
ENEL FINANCE INTL NV	6% 10/07/2039 144A	825,000	1,096
EXXON MOBIL CORP	2.61% 10/15/2030	775,000	803
FEDEX CORP	4.05% 02/15/2048	500,000	561
FEDEX CORP	5.25% 05/15/2050	300,000	401
FORD MTR CR CO LLC	3.375% 11/13/2025	1,275,000	1,325
FORD MTR CR CO LLC	2.7% 08/10/2026	575,000	580
FORD MTR CR CO LLC	4.375% 08/06/2023	450,000	468
FORD MTR CR CO LLC	4.14% 02/15/2023	1,050,000	1,075
FORD MTR CR CO LLC	5.596% 01/07/2022	975,000	976
FORD MTR CR CO LLC	4.542% 08/01/2026	1,144,000	1243
FORD MTR CR CO LLC	4.063% 11/01/2024	525,000	552
HSBC HOLDINGS PLC	6.5% 05/02/2036	860,000	1,168
HSBC HOLDINGS PLC	6.5% 09/15/2037	1,300,000	1,799
HSBC HOLDINGS PLC	4.3% 03/08/2026	1,125,000	1,233
HSBC HOLDINGS PLC	4.95% 03/31/2030	1,300,000	1,525
HSBC HOLDINGS PLC	SOFR 2.848/VAR 06/04/2031	600,000	607
HSBC HOLDINGS PLC	0.976/VAR 05/24/2025	925,000	914
IMPERIAL BRANDS FINANCE PLC	3.875% 07/26/2029 144A	1,200,000	1,271
IMPERIAL BRANDS FINANCE PLC	4.25% 07/21/2025 144A	3,550,000	3,811

CHEVRON EMPLOYEE SAVINGS INVESTMENT PLAN
EIN 94-0890210 PLAN NO. 001
SCHEDULE H - PART IV, LINE 4(i) - SCHEDULE OF ASSETS HELD
DECEMBER 31, 2021
(thousands of dollars)

(a)	(b)	(c)		(d)	(e)
Description of Investment Including
	Identity of Issue, Borrower,	Maturity Date, Rate of Interest,	Number of
	Lessor, or Similar Party	Collateral, or Maturity Value	Shares / Units	Cost ^	Current Value

JPMORGAN CHASE & CO	4.25% 10/01/2027	1,775,000	1,991
JPMORGAN CHASE & CO	3.797%/VAR 07/23/2024	1,250,000	1,303
JPMORGAN CHASE & CO	4.493%/VAR 03/24/2031	525,000	608
JPMORGAN CHASE & CO	2.522/VAR 04/22/2031	900,000	910
JPMORGAN CHASE & CO	2.956/VAR 05/13/2031	975,000	1,009
KINDER MORGAN ENERGY PTNRS LP	6.95% 01/15/2038	1,050,000	1,453
KINDER MORGAN ENERGY PTNRS LP	6.5% 09/01/2039	1,575,000	2,096
LLOYDS BANKING GROUP PLC	4.582% 12/10/2025	500,000	545
LLOYDS BANKING GROUP PLC	4.5% 11/04/2024	1,445,000	1,557
LLOYDS BANKING GROUP PLC	4.65% 03/24/2026	850,000	936
PROSUS NV	4.85% 07/06/2027 144A	2,100,000	2,341
NATWEST GRP PLC(UNGTD)	1.642/VAR 06/14/2027	1,250,000	1,233
NORDSTROM INC	6.95% 03/15/2028	125,000	141
OCCIDENTAL PETROLEUM CORP	3.2% 08/15/2026	275,000	283
OCCIDENTAL PETROLEUM CORP	2.9% 08/15/2024	2,900,000	2,962
ORACLE CORP	2.95% 04/01/2030	525,000	531
ORACLE CORP	3.6% 04/01/2040	425,000	426
PETROLEOS MEXICANOS	6.625% 06/15/2035	1,425,000	1,364
PETROLEOS MEXICANOS	6.7% 02/16/2032 144A	1,787,000	1,800
PETROBRAS GLOBAL FINANCE BV	6.9% 03/19/2049	875,000	929
PETROBRAS GLOBAL FINANCE BV	5.093% 01/15/2030	900,000	936
PETROBRAS GLOBAL FINANCE BV	6.75% 06/03/2050	725,000	755
PETROLEOS MEXICANOS	7.69% 01/23/2050	3,925,000	3,768
PETROLEOS MEXICANOS	6.95% 01/28/2060	421,000	372
PROSUS NV	3.68% 01/21/2030 144A	550,000	566
PROSUS NV	3.061% 07/13/2031 144A	2,200,000	2,140
UNUM GROUP	7.25% 03/15/2028	185,000	233
RIO OIL FIN TR STEP	07/06/2024 144A	1,667,090	1,796
RIO OIL FINANCE TRUST SERIES	2014-3 9.75% 01/06/20	1,311,585	1,509
RIO OIL FINANCE TR SER	2018-1 8.2% 04/06/2028 144A	1,113,360	1,247
NATWEST GRP PLC(UNGTD)	6.125% 12/15/2022	3,775,000	3,948
SOUTHERN COMPANY	4%/VAR 01/15/2051	1,875,000	1,917
SOUTHERN COMPANY	3.75/VAR 09/15/2051	675,000	675
T-MOBILE USA INC	4.375% 04/15/2040	375,000	429
T-MOBILE USA INC	4.5% 04/15/2050	250,000	293
T-MOBILE USA INC	3.875% 04/15/2030	1,175,000	1,285
T-MOBILE USA INC	2.25% 02/15/2026 144A	600,000	602
T-MOBILE USA INC	3.375% 04/15/2029 144A	600,000	611
T-MOBILE USA INC	3.5% 04/15/2031 144A	600,000	624
TELECOM ITALIA CAP	7.2% 07/18/2036	425,000	487
TELECOM ITALIA CAP	7.721% 06/04/2038	1,275,000	1,498
TELECOM ITALIA SPA	5.303% 05/30/2024 144A	1,925,000	2,026
TIME WARNER CABLE LLC	7.3% 07/01/2038	400,000	566
TRANSCANADA TRUST	5.625/VAR 05/20/2075	1,450,000	1,523
TRANSCANADA TRUST	5.875%/VAR 8/15/76	600,000	656
TRANSCANADA TRUST	5.3%/VAR 3/15/77	2,400,000	2,481
TRANSCANADA TRUST	5.5%/VAR 09/15/2079	1,725,000	1,841
UNUM GROUP	6.75% 12/15/2028	75,000	93
ULTRAPAR INTERNATIONL SA	5.25% 10/06/2026 144A	700,000	739
ULTRAPAR INTERNATIONL SA	5.25% 06/06/2029 144A	1,250,000	1,292
UNICREDIT SPA	7.296%/VAR 04/02/2034	1,675,000	2,007
UNICREDIT SPA	5.459/VAR 06/30/2035 144A	1,125,000	1,226
UNION PAC 6 TR	5.866% 7/02/30	194,929	223
VERIZON COMMUNICATIONS INC	4.272% 01/15/2036	825,000	968
VODAFONE GROUP PLC	7%/VAR 04/04/2079	1,375,000	1,663
WELLS FARGO & CO NEW	4.1% 06/03/2026	675,000	736
WELLS FARGO & CO NEW	4.3% 07/22/2027	1,600,000	1,783

CHEVRON EMPLOYEE SAVINGS INVESTMENT PLAN
EIN 94-0890210 PLAN NO. 001
SCHEDULE H - PART IV, LINE 4(i) - SCHEDULE OF ASSETS HELD
DECEMBER 31, 2021
(thousands of dollars)

(a)	(b)	(c)		(d)	(e)
Description of Investment Including
	Identity of Issue, Borrower,	Maturity Date, Rate of Interest,	Number of
	Lessor, or Similar Party	Collateral, or Maturity Value	Shares / Units	Cost ^	Current Value

WELLS FARGO & CO NEW	5.013%/VAR 04/04/2051	650,000		888

Total Corporate Bonds			177,500	144,136

Mortgage Backed Securities
FHLG	5.50% 1/35 #G01749	17,414		20
FHLG	6.50% 12/32 #G01767	13,768		16
FHLG	6.00% 2/35 #G01777	592,782		680
FHLG	5.50% 3/34 #G01665	39,523		45
FHLG	6.50% 10/26 #G30305	7,553		8
FHLM	ARM 3.326% 9/33 #1B1150	20,589		22
FHLM	ARM 2.74% 4/36 #847671	10,873		11
FHLG	30YR 6.5% 03/01/2038#	21,035		25
FHLG	7.00% 11/38 #G05603	6,171		8
FHLG	30YR 5.5% 07/01/2035#	25,332		28
FHLG	6.00% 1/38 #G06238	20,951		24
FHLG	6.00% 2/39 #G06570	25,962		30
FHLG	6.00% 1/39 #G06932	248,773		289
FHLG	5.50% 1/40 #G07074	426,790		489
FHLG	30YR 4.5% 09/01/2041#G07568	397,729		436
FHLG	30YR 4.5% 11/01/2043#G07596	360,402		398
FHLG	15YR 6% 11/01/2023#	3,091		3
FHLG	15YR 6.00% 3/23 #G13346	737		1
FHLG	20YR 4% 11/01/2035#C91857	326,214		353
FHLG	20YR 3.5% 10/01/2035#C91853	497,826		532
FHLG	15YR 5% 08/23#J08788	36,657		38
FHLM	ARM 2.37% 1/36 #1H2581	11,034		12
FHLM	ARM 2.60% 3/37 #1G2667	7,810		8
FHLM	ARM 5.31% 7/37 #1G2080	19,980		21
FHLM	ARM 5.23% 2/38 #1Q0479	2,037		2
FHLM	ARM 4.93% 6/38 #1Q0556	4,485		5
FHLM	ARM 4.91% 4/38 #1Q0557	9,102		10
FHLM	ARM 5.09% 4/38 #1Q0558	14,056		15
FHLM	ARM 0% 07/38#1Q1400	80,858		85
FHLG	6.50% 9/37 #H09070	2,899		3
FHLG	6.00% 6/38 #H09203	949		1
FHLM	ARM 5.43% 10/38 #848349	10,272		11
FHLM	ARM 2.54% 01/01/2042#849254	78,357		83
FHLM	ARM 0% 01/45#849625	135,140		139
FHLM	ARM 0% 05/44#2B2591	121,581		127
FHLM	ARM 2.896% 02/01/45#2B3797	132,632		136
FHLG	15YR 3.5% 06/01/2034#SB0019	1,690,941		1,785
FHLG	30YR 2.5% 11/01/2050#SD7530	5,281,622		5,415
FHLG	30YR 4.5% 03/47#V83108	696,885		754
FHLG	30YR 4.5% 06/01/2047#Q48869	569,119		616
FHLG	30YR 4.5% 02/45#G60034	412,743		452
FHLG	30YR 4.5% 03/47#G61080	2,398,793		2,625
FHLG	30YR 2% 07/01/2050#	7,423,321		7,431
FHLG	30YR 2% 09/01/2050#RA3454	1,102,090		1,102
FHLG	30YR 2% 12/01/2050#RA4119	3,750,171		3,759
FHLG	30YR 2.5% 11/01/2051#RA6337	14,937,469		15,373
FHLM	ARM 0% 08/46#840380	340,664		350
FHLM	ARM 0% 05/45#840402	739,995		762
FHLM	ARM 2.37% 2/34 #781274	13,601		14
FHLM	ARM 0% 09/36#782735	99,926		105
FEDERAL NAT MTG ASN	GTD REM PA 1ML+ 12/25/2043	260,762		263
FNMA	7.00% 11/37 #256985	14,933		18
FNMA	6.50% 2/38 #310048	9,171		11
FEDERAL HOME LN MTG MLT CTF GT	VAR 12/15/2043	243,642		261

CHEVRON EMPLOYEE SAVINGS INVESTMENT PLAN
EIN 94-0890210 PLAN NO. 001
SCHEDULE H - PART IV, LINE 4(i) - SCHEDULE OF ASSETS HELD
DECEMBER 31, 2021
(thousands of dollars)

(a)	(b)	(c)		(d)	(e)
Description of Investment Including
	Identity of Issue, Borrower,	Maturity Date, Rate of Interest,	Number of
	Lessor, or Similar Party	Collateral, or Maturity Value	Shares / Units	Cost ^	Current Value

FEDERAL HOME LN MTG MLT CTF GT	VAR 03/15/2044	472,419	520
FEDERAL HOME LN MTG MLT CTF GT	VAR 03/25/2026	663,704	33
FEDERAL HOME LN MTG MLT CTF GT	VAR 05/25/2026	282,948	13
FEDERAL HOME LN MTG MLT CTF GT	CSTR 04/25/2027	2,679,756	85
FEDERAL HOME LN MTG MLT CTF GT	CSTR 06/25/2027	2,306,776	83
FEDERAL HOME LN MTG MLT CTF GT	CSTR 07/25/2027	6,070,913	176
FEDERAL HOME LN MTG MLT CTF GT	K090 X1 VAR 02/25/2	16,332,795	771
FEDERAL HOME LN MTG MLT CTF GT	X1 CSTR 01/25/2030	7,330,007	786
FNMA	6.00% 3/33 #555285	27,945	32
FNMA ARM	5.79% 11/37 #AL0144	2,311	2
FNMA ARM	5.125 10/38 #AL1043	13,187	14
FNMA 15YR	5.00% #AL2439	19,709	20
FNMA 15YR	4.5% #AL4147	82,892	86
FNMA 20YR	4.5% #AL4165	1,068,664	1,164
FNMA	ARM 0% 02/44#AL4831	236,717	246
FNMA	ARM 2.99% 02/01/2044#AL4980	139,581	145
FNMA	ARM 2.569% 04/01/2044#AL5129	155,425	162
FNMA	30YR 4.5% #AL5441	346,605	380
FNMA	30YR 4.5% 07/01/2042#AL5749	374,583	411
FNMA	ARM 2.719% 10/01/2044#AL5968	304,738	313
FNMA	15YR 3.5% 12/01/2029#AL7205	256,295	270
FNMA	30YR 4.5% 09/42#AL7306	600,449	658
FNMA	30YR 4.5% 09/45#AL7384	286,105	314
FNMA	30YR 4.5% 02/46#AL9781	528,821	580
FNMA	15YR 3.5% 09/01/2031#AL9063	674,869	713
FNMA	30YR 4.5% 02/01/2046#AL9128	117,159	128
FNMA	30YR 4.5% #AL9407	168,098	184
FNMA	ARM 0% 11/01/2046#	577,607	597
FNMA	30YR 4.5% 07/46#AL8816	405,907	445
FNMA	ARM 4.031% 04/01/2042#	159,874	168
FNMA	ARM 12ML+1.565 03/01/2043#AR6900	276,383	285
FNMA	ARM 2.907% 09/01/2044#AT7040	26,204	27
FNMA	ARM 0% 05/44#AW4688	75,669	79
FNMA	ARM 2.764% 12/01/2044#AX2197	119,222	122
FNMA	30YR 4% 10/45#AZ4765	2,389,566	2,581
FNMA	5.50% 2/33 #677709	30,006	34
FNW	2003-W2 1A2 7% 7/42	42,979	50
FNW	2004-W2 5A 7.5% 3/44	17,454	19
FNW	2004-W8 3A 7.5% 6/44	13,035	14
FNW	2005-W1 1A3 7 10/44	36,358	41
FNR	2009-53 QM 5.5 5/39	2,100	2
FEDERAL NAT MTG ASN	GTD REM PA 5.0% 05/25/2037	104,018	113
FNW	2007-W10 1A CSTR 8/47	42,972	47
FNW	2007-W10 2A CSTR 8/47	11,887	13
FHR	3312 AB 6.5 6/32	13,334	15
FNR	2008-24 GD 6.5 3/37	3,865	4
FNR	2009-40 TB 6 6/39	14,014	16
FNR	2010-123 WT 7% 11/40	139,164	161
FEDERAL NAT MTG ASN	GTD REM PA 3.5% 12/25/2030	837,545	883
FNMA	5.50% 2/34 #725206	9,385	11
FNMA	6.00% 3/34 #725228	108,988	124
FNMA	6.00% 3/34 #725330	146,497	167
FNMA	6.50% 12/32 #735415	64,416	74
FNMA	ARM 4.83% 8/35 #735869	4,882	5
FNMA	ARM 2.53% 1/36 #745303	9,075	10
FNMA	6.00% 6/35 #745398	16,094	18
FNMA	6.00% 4/34 #745942	19,310	22
FNMA	ARM 2.20% 8/35 #832257	12,384	13
FNMA	30YR 4.5% 02/01/2041#BF0199	2,432,240	2,666

CHEVRON EMPLOYEE SAVINGS INVESTMENT PLAN
EIN 94-0890210 PLAN NO. 001
SCHEDULE H - PART IV, LINE 4(i) - SCHEDULE OF ASSETS HELD
DECEMBER 31, 2021
(thousands of dollars)

(a)	(b)	(c)		(d)	(e)
Description of Investment Including
	Identity of Issue, Borrower,	Maturity Date, Rate of Interest,	Number of
	Lessor, or Similar Party	Collateral, or Maturity Value	Shares / Units	Cost ^	Current Value

FNMA	ARM 0% 10/47#BH9347	140,260	144
FNMA	30YR 4.5% 06/01/2048#BJ9262	895,472	962
FNMA	30YR 4.5% 01/43#BM1357	494,738	542
FNMA	ARM 3.331% 03/01/2048#BM3572	1,088,712	1,124
FNMA	30YR 4% 02/01/2047#BM3386	1,149,647	1,242
FNMA	ARM 3.359% 10/01/2049#BM6149	665,866	687
FNMA	30YR 4.5% 11/01/2048#CA2643	441,202	475
FNMA	30YR 2.5% 07/01/2050#CA6271	5,489,241	5,620
FNMA	30YR 2.5% 07/01/2050#CA6329	6,629,024	6,803
FNMA	30YR 2.5% 07/01/2050#CA6398	3,563,917	3,658
FNMA	30YR 2% 09/01/2050#CA6925	5,850,478	5,848
FNMA	30YR 2% 02/01/2051#FM5997	2,321,163	2,324
FNMA	30YR 2.5% 03/01/2051#FM8215	4,843,091	4,984
FNMA	15YR 6.00% 3/22 #888291	2	—
FNMA	15YR 6.00% 4/22 #888365	55	—
FNMA	15YR 5.50% 1/22 #888262	8	—
FNMA	15YR 6.00% 8/22 #888631	396	—
FNMA	6.50% 11/37 #888891	13,221	16
FNMA	30YR 6.00% 3/36 #888956	39,895	45
FNMA	15YR 6.00% 3/23 #889390	2,021	2
FNMA	7.00% 12/37 #889886	17,696	22
FNMA	ARM 2.979% 2/37 #907860	7,666	8
FNMA	6.00% 8/37 #995487	14,030	16
FNMA	5.50% 9/36 #995575	10,778	12
FNMA	15YR 5.50% 3/24 #995597	1,353	1
FNMA	ARM 5.289 10/38 #995005	2,263	2
FNMA	6.00% 5/36 #995212	44,875	51
FNMA	15YR 5.50% 10/23 #995405	11,800	12
FNMA	6.50% 12/38 #995694	9,045	11
FNMA	5.50% 9/36 #995788	166,407	187
FNMA	20YR 4.0% 11/1/30 #AB1763	121,115	130
FNMA	20YR 4.0% 03/01/2034#MA1814	822,131	889
FNMA	20YR 4.0% 09/01/2034 #MA2055	541,990	587
FNMA	20YR 4.0% 01/01/2035#MA2141	698,562	756
FNMA	20YR 4.0% 07/01/2035#MA2366	407,959	441
FNMA	20YR 3.5% 04/37#MA2962	637,538	680
FNMA	30YR 5% 03/01/2049#MA3617	358,407	390
FNMA	20YRS 4.00% 9/31 #MA3894	237,636	256
FNMA	5.50% 9/38 #AD0198	64,940	74
FNMA	5.50% 4/37 #AD0249	82,186	92
FNMA	15YR 5.50% 1/24 #AD0284	60	—
FNMA	5.50% 12/39 #AD0494	12,507	14
FNMA	5.50% 9/39 #AD0650	9,926	11
FNMA	5.50% 6/36 #AD0663	63,385	71
FNMA	5.50% 7/35 #AD0931	21,290	24
FNMA	15YR 5.50% 1/25 #AE0875	7,139	7
FNMA	6.50% 9/38 #AE0012	46,100	55
FNMA	15YR 5.50% 8/24 #AE0379	974	1
FNMA	15YR 5.50% 10/24 #AE0380	10,474	11
FNMA	15YR 5.50% 12/24 #AE0381	16,268	17
FNMA	15YR 5.50% 10/24 #AE0382	5,988	6
FNMA	6.50% 1/39 #AE0442	46,317	55
FNMA	15YR 5.50% 5/24 #AE0620	9,082	9
GOVERNMENT NAT MTG ASSN HECM	12ML+15 12/20/2067	1,963,337	1,934
GOVERNMENT NAT MTG ASSN HECM	2018-H02 FM 12ML+10 0	1,523,689	1,499
GOVERNMENT NAT MTG ASSN HECM	12ML+ 09/20/2067	1,655,615	1,640
GNR	2018-H05 FE 12ML+7 02/68	2,621,894	2,579
GOVERNMENT NAT MTG ASSN HECM	2018-H09 FA 12ML+ 04/	1,347,744	1,350

CHEVRON EMPLOYEE SAVINGS INVESTMENT PLAN
EIN 94-0890210 PLAN NO. 001
SCHEDULE H - PART IV, LINE 4(i) - SCHEDULE OF ASSETS HELD
DECEMBER 31, 2021
(thousands of dollars)

(a)	(b)	(c)		(d)	(e)
Description of Investment Including
	Identity of Issue, Borrower,	Maturity Date, Rate of Interest,	Number of
	Lessor, or Similar Party	Collateral, or Maturity Value	Shares / Units	Cost ^	Current Value

GOVERNMENT NAT MTG ASSN HECM	2019-H04 FA 12ML+29 0	1,401,008	1,389
GOVERNMENT NAT MTG ASSN HECM	1ML+35 05/20/2069	997,679	992
GOVERNMENT NAT MTG ASSN HECM	12ML+ 05/20/2069	9,279,111	9,252
GOVERNMENT NAT MTG AS REMIC	PT SOFR30A+ 12/20/2071	1,860,000	1,896
SBAP	2007-20D 1 5.32% 4/27	18,598	20
US DEPT VETS AFF GTD REMI PASS	7.5% 06/15/2027	29,977	33
UMBS	30YR 2.5% 02/01/2052 #TBA	20,761,000	21,146

Total Mortgages Backed Securities			145,429

U.S. Government Securities (Municipal Bonds & Govt Obligations)
California State	7.3% 10/01/39	410,000	643
California State	7.625% 03/01/40	785,000	1,300
Illinois State	TAXMUNI 5.1% 6/01/33	1,650,000	1,907
New Jersy St Turnpike Auth.	TPK REVBUILD AMERICA BONDS-	1,070,000	1,679
US Treasury Bond	1.875% 02/15/2051	4,050,000	4,007
UST Notes	0.5% 02/28/2026	6,225,000	6,048
UST Notes	0.75% 03/31/2026	10,000,000	9,810
UST Notes	0.75% 04/30/2026	15,820,000	15,507
UST Notes	0.875% 06/30/2026	9,411,000	9,262
UST Notes	0.125% 06/30/2023	4,410,000	4,380
UST Notes	0.875% 09/30/2026	7,500,000	7,366
UST Notes	1.125% 10/31/2026	20,930,000	20,791
UST Notes	1.25% 11/30/2026	4,500,000	4,497

Total U.S. Government Securities			87,197

Asset-Backed Securities
BNSF Railway Company	06-2 5.629% 4/01/24	59,912	62
BNSF Railway Company	5.996% 4/01/24	165,091	176
Federal Express	98-1A 6.72 7/15/23	7,755	8
SLC Student Loan Trust	3ML+ 02/15/2045	9,919,303	9,689
SLC Student Loan Trust	2007 1 A5 3ML+9 05/15/2037	1,603,000	1,528
SLM Student Loan Trust	3ML+ 07/25/2040	8,449,000	8,205
Small Business Administration	SBAP 2005-20E 1 4.84 5/25	4,857	5
Small Business Administration	SBAP 2005-20G 1 4.75 7/25	6,545	7
Small Business Administration	SBAP 2005-20I 1 4.76% 9/25	8,261	8
Small Business Administration	SBAP 2006-20A 1 5.21 1/26	6,765	7
Small Business Administration	SBAP2006-20C 1 5.57 3/26	9,111	10
Small Business Administration	SBAP 2006-20G 1 6.07% 7/26	17,152	18
Small Business Administration	SBAP 2007-20A 1 5.32 1/27	14,260	15
Small Business Administration	SBAP2007-20C 1 5.23 3/27	23,864	25
Small Business Administration	SBAP 2007-20G 1 5.82 7/27	16,731	18
Union Pacific	07-3 6.176% 1/2/31	154,901	181

Total Asset backed securities			19,962

Cash Equivalents
State Street Bank & Trust Co	Short Term Investment Fund	24,624,480	24,624

Unsettled Sales			25,992

Unsettled Purchases			(42,668)

Other			—

TOTAL SEPARATE ACCOUNT			409,169

CHEVRON EMPLOYEE SAVINGS INVESTMENT PLAN
EIN 94-0890210 PLAN NO. 001
SCHEDULE H - PART IV, LINE 4(i) - SCHEDULE OF ASSETS HELD
DECEMBER 31, 2021
(thousands of dollars)

(a)	(b)	(c)		(d)	(e)
Description of Investment Including
	Identity of Issue, Borrower,	Maturity Date, Rate of Interest,	Number of
	Lessor, or Similar Party	Collateral, or Maturity Value	Shares / Units	Cost ^	Current Value

* PARTICIPANT LOANS	Interest rates ranging from 2.23% to 9.50%	110,668

TOTAL INVESTMENTS PER FORM 5500		$19,445,460

* Party-in-interest as defined by ERISA.
^ Participant directed investment cost not required to be included

EXHIBITS

Exhibit Nunber	Description of Exhibit

23.1	Consent of Grant Thornton Independent Registered Public Accounting Firm

SIGNATURE

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

CHEVRON EMPLOYEE SAVINGS INVESTMENT PLAN

Date June 22, 2022	/s/ Rose Z. Pierson
Chevron Corporation, Plan Administrator
By: Rose Z. Pierson Assistant Secretary Chevron Corporation